UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13D-2(a)

OP-TECH Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title and Class of Securities)

683450100

(CUSIP Number)

David Rattner

450 Park Avenue, Sixth Floor

New York, New York 10022

(212) 634-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Giles P. Elliott Jones Day 21 Tudor Street London EC4Y OOJ +44.20.7039.5229	Mark E. Betzen Jones Day 2727 N. Harwood Street Dallas, TX 76021 (214) 220-3939

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL GP Investors III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL AIV Investors III-JA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC Int. (JA) Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC (JA) Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons NRC US Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

1.	Names of Reporting Persons NRC Merger Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 53,136,263 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,136,263 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.7% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement), and assumes (i) 47,270,830 shares of common stock issuable upon the exercise of the convertible notes (assuming such convertible notes are converted into shares of common stock as of July 29, 2013), (ii) no outstanding options to acquire shares of common stock are exercised (since all outstanding options to acquire shares of common stock have a per share exercise price that exceeds the Offer Price (as defined below) and the Tender and Support Agreement provides that the Tendering Stockholders (as defined below) will not exercise such options), and (iii) the warrants to acquire 480,000 shares of common stock have not been exercised pursuant to the terms of the Tender and Support Agreement (as defined below). The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)

Based on representations of OP-TECH Environmental Services, Inc. and the Tendering Stockholders (as defined below) that as of June 19, 2013, there were (i) 11,940,373 shares of common stock outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 shares of common stock (assuming such notes are converted into shares of common stock as of July 29, 2013).

CUSIP No. 683450100

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the Common Stock, par value $0.01 per share, (the “Common Stock”) of OP-TECH Environmental Services, Inc., a Delaware corporation (“Op-Tech”).  The principal executive offices of Op-Tech are located at 1 Adler Dr., East Syracuse, NY 13057.

Item 2.	Identity and Background

(a)-(c) This Statement is being filed on behalf of JFL GP Investors III, LLC, a Delaware limited liability company (“JFL GP Investors”), JFL AIV Investors III-JA, L.P., a Delaware limited partnership (“JFL AIV Investors”), JFL-NRC Int. (JA) Holdings, LLC, a Delaware limited liability company (“JFL-NRC Int. (JA) Holdings”), JFL-NRC (JA) Holdings, LLC, a Delaware limited liability company (“JFL-NRC (JA) Holdings”), JFL-NRC Partners, LLC, a Delaware limited liability company (“JFL-NRC Partners”), JFL-NRC Holdings, LLC, a Delaware limited liability company (“JFL-NRC Holdings”), NRC US Holding Company, LLC, a Delaware limited liability company (“NRC”), and NRC Merger Sub, Inc, a Delaware corporation (“NRC Merger Sub” and together with JFL GP Investors, JFL AIV Investors, JFL-NRC Int. (JA) Holdings, JFL-NRC (JA) Holdings, JFL-NRC Partners, JFL-NRC Holdings, and NRC, the “Reporting Persons”).  The address of the principal business office of each of the Reporting Persons is 450 Park Avenue, Sixth Floor, New York, NY 10022.

JFL GP Investors is the general partner of JFL AIV Investors and the Chairman of JFL-NRC Int. (JA) Holdings.  JFL AIV Investors is the majority equity holder of JFL-NRC Int. (JA) Holdings.  JFL-NRC Int. (JA) Holdings is the sole equity holder of JFL-NRC (JA) Holdings.  JFL-NRC (JA) Holdings is the managing member and majority equity holder of JFL-NRC Partners.  JFL-NRC Partners is the sole equity holder of JFL-NRC Holdings.  JFL-NRC Holdings is the sole equity holder of NRC and NRC is the sole stockholder of NRC Merger Sub.

The principal business of JFL GP Investors is to serve as the general partner of various investment entities.  The principal business of JFL AIV Investors is to invest in securities.  The principal business of JFL-NRC Int. (JA) Holdings is to own the equity interests of JFL-NRC (JA) Holdings, LLC.  The principal business of JFL-NRC (JA) Holdings, LLC is to serve as the managing member of JFL-NRC Partners.  The principal business of JFL-NRC Partners is to own the equity interests of JFL-NRC Holdings.  The principal business of JFL-NRC Holdings is to own the equity interests of NRC.  The principal business of NRC, through its operating subsidiaries, is providing oil spill response and cleanup, including such remediation as set forth in the U.S. Oil Pollution Act of 1990, regulatory compliance and emergency response activities.   NRC Merger Sub is a newly-incorporated corporation formed by NRC solely for the purpose of acquiring ownership of Op-Tech.

Certain information concerning the executive officers and directors of each of the Reporting Persons is set forth in Schedule A hereto and is incorporated herein by reference.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers and directors listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The information set forth on Schedule A hereto is incorporated herein by reference.

CUSIP No. 683450100

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required to purchase all of the shares of Common Stock (including shares issuable upon conversion of certain convertible notes and assuming conversion of the convertible notes as of the initial expiration date of the Offer (as defined under Item 4 below)) subject to the Tender and Support Agreement (as defined under Item 4 below and based on the assumptions described therein) is $6,892,499.55.  To the extent that such shares are tendered in accordance with the terms of the Offer (as defined under Item 4 below), such funds will be included in the aggregate consideration required to consummate the Offer and the Merger (as defined under Item 4 below).  The total amount of funds required to consummate the Offer and the Merger, assuming the Top-Up Option (as defined under Item 4 below) is not exercised, is estimated to be approximately $12,000,000.  Such funds will be provided by NRC to NRC Merger Sub from NRC’s available cash and borrowing under a $98 million senior secured, term loan and revolving credit facilities for which NRC has a received a commitment from BNP Paribas.  The Offer and the Merger are not contingent upon NRC or NRC Merger Sub establishing any financing arrangements.  In the event that the Top-Up Option is exercised, the funds required to purchase shares of Common Stock issuable pursuant to the Top-Up Option will be payable either through (i) NRC Merger Sub’s available cash, (ii) the issuance of an unsecured, non-negotiable, non-transferrable promissory note made by NRC Merger Sub in favor of Op-Tech, bearing interest at the applicable short term federal rate per annum for U.S. income tax purposes and due on the first anniversary of the issuance of the promissory note, subject to the payment in cash of the cash value obtained by multiplying the par value of the shares of Common Stock by the number of Top-Up Option Shares or (iii) a combination of the preceding items.

Item 4.	Purpose of Transaction

(a)-(j) On June 19, 2013, NRC and NRC Merger Sub entered into (i) a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Op-Tech and (ii) a Tender and Support Agreement with Op-Tech and certain stockholders of Op-Tech (the “Tender and Support Agreement”).

Merger Agreement

The Merger Agreement provides that, on and subject to the terms and conditions of the Merger Agreement, (i) NRC Merger Sub will commence a tender offer (the “Offer”), on or before June 28, 2013, to purchase all of the outstanding shares of Common Stock (the “Shares”)  at a price of $0.116 per Share, net to the seller in cash without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Merger Agreement and (ii) following consummation of the Offer, NRC Merger Sub will merge with and into Op-Tech with Op-Tech surviving as a wholly-owned subsidiary of NRC (the “Merger”).  In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than Shares held by NRC Merger Sub, NRC or any direct or indirect wholly-owned subsidiary of NRC or of Op-Tech immediately prior to the effective time of the Merger, and other than Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest, on the terms and subject to the conditions set forth in the Merger Agreement.  On the terms and subject to the conditions set forth in the Merger Agreement, each outstanding and unexercised option to acquire Shares (“Op-Tech Option”) and each outstanding and unexercised warrant to acquire Shares (“Op-Tech Warrant”) that is not then vested and exercisable, will become fully vested on an accelerated basis as of immediately prior to the effective time of the Merger.  If the exercise price per share of any Op-Tech Option or Op-Tech Warrant is equal to or greater than the Offer Price, that Op-Tech Option or Op-Tech Warrant, as applicable, will be cancelled as of immediately prior to the effective time of the Merger, without any consideration being payable in respect of that Op-Tech Option or Op-Tech Warrant, as applicable, and have no further force and effect.  If the exercise price per share of any Op-Tech Option or Op-Tech Warrant is less than the Offer Price, that Op-Tech Option or Op-Tech Warrant, as applicable,

CUSIP No. 683450100

will be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, as soon as practicable after the effective time of the Merger, an amount in cash (without interest, and less all applicable deductions and withholding taxes) equal to the product of (a) the excess, if any, of the Offer Price over the exercise price per Share payable under that Op-Tech Option or Op-Tech Warrant, as applicable, and (b) the number of Shares subject to that Op-Tech Option or Op-Tech Warrant, as applicable.

The closing of the Merger is subject to various additional conditions, including, if required under Delaware law, approval of the Merger Agreement by Op-Tech’s stockholders.  The parties have agreed that if after the purchase of Shares pursuant to the Offer and any subsequent offering period, and after giving effect to any Shares purchased pursuant to the option described in the next paragraph, NRC Merger Sub owns at least 90% of the outstanding Shares, then once the other conditions to completion of the Merger are satisfied or waived, NRC Merger Sub will merge into Op-Tech in a “short-form” merger pursuant to applicable provisions of Delaware law which will not require a vote of Op-Tech’s stockholders.

In the Merger Agreement, Op-Tech has granted to NRC Merger Sub an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by NRC, NRC Merger Sub and any wholly-owned subsidiary of NRC immediately prior to the exercise of the Top-Up Option, shall constitute up to one Share more than 90% of the fully diluted Shares but not less than one Share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares).  NRC Merger Sub may exercise the Top-Up Option, in whole or in part, provided that in no event shall the Top-Up Option be exercisable to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed Op-Tech’s then authorized and unissued Shares (giving effect to Shares reserved for issuance under Op-Tech’s equity plans, as if such Shares were outstanding).  The aggregate purchase price for Shares acquired through the exercise of the Top-Up Option will be paid either through (i) NRC Merger Sub’s available cash, (ii) the issuance of an unsecured, non-negotiable, non-transferrable promissory note made by NRC Merger Sub in favor of Op-Tech, bearing interest at the applicable short term federal rate per annum for U.S. income tax purposes and due on the first anniversary of the issuance of the promissory note, subject to the payment in cash of the cash value obtained by multiplying the par value of the Shares by the number of Top-Up Option Shares or (iii) a combination of the preceding items.

In addition, pursuant to the terms of the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, NRC will be entitled to designate a number of directors, rounded up to the next whole number, on Op-Tech’s Board of Directors equal to the product of (i) the total number of directors on Op-Tech’s Board of Directors (after giving effect to any increase in the number of directors pursuant to the terms of the Merger Agreement) and (ii) a fraction, the numerator of which is the number of Shares held by NRC and NRC Merger Sub (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares.  Upon the effective time of the Merger, the certificate of incorporation and the bylaws of the surviving corporation in the Merger will be those of NRC Merger Sub (except that all references therein to NRC Merger Sub shall be automatically amended and shall become references to surviving corporation), unless and until amended.  The directors of the surviving corporation will be the directors of NRC Merger Sub as of immediately prior to the effectiveness of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation.

In the Merger Agreement, Op-Tech has covenanted that neither it nor its subsidiary, nor any of the officers, directors or employees of Op-Tech or its subsidiary, will solicit, initiate, cause, facilitate or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that

CUSIP No. 683450100

constitute or may reasonably be expected to lead to any Acquisition Proposal (as defined in the Merger Agreement).  The Merger Agreement contains certain termination rights for both NRC and Op-Tech and further provides that, upon termination of the Merger Agreement under specified circumstances, Op-Tech may be required to pay NRC a termination fee of $150,000 along with certain reimbursable expenses not to exceed $750,000 in the aggregate.

Upon consummation of the Merger as contemplated by the Merger Agreement, the Common Stock will not be quoted on OTC Markets Group, Inc., and the Common Stock will become eligible for termination of registration pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Tender and Support Agreement

In connection with the Merger Agreement, NRC, Op-Tech and NRC Merger Sub entered into a Tender and Support Agreement with Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (collectively, the “Tendering Stockholders”), which provides for the conversion of the convertible notes held by the Tendering Stockholders prior to the initial expiration of the Offer and the tender by each Tendering Stockholder of Shares owned or acquired (including by conversion of the convertible notes issued by Op-Tech) by such person or entity in the Offer (the “Tendered Shares”) and the grant by each Tendering Stockholder to NRC of an irrevocable proxy to vote its Tendered Shares, among other things, in favor of the Merger and the Merger Agreement and against any agreement that is contrary to the Merger Agreement.

Pursuant to the Tender and Support Agreement, each Tendering Stockholder that owns an Op-Tech Warrant has agreed that until the earlier of (i) termination of the Tender and Support Agreement in accordance with its terms and (ii) the effective time of the Merger, the warrantholder shall not exercise, in whole or in part, the Op-Tech Warrant.

Furthermore, until the earlier of (i) termination of the Tender and Support Agreement in accordance with its terms and (ii) the effective time of the Merger, no Tendering Stockholder shall exercise, in whole or in part, any Op-Tech Options unless the exercise price per Share of such Op-Tech Option is less than the Offer Price.

The Tendering Stockholders may not withdraw any Shares tendered in the Offer pursuant to the Tender and Support Agreement unless and until (i) the termination of the Offer in accordance with the terms in the Merger Agreement or (ii) the Tender and Support Agreement is terminated in accordance with its terms.

The Tender and Support Agreement also restricts the transfer of the Tendering Stockholders’ Shares, Op-Tech Warrants and Op-Tech Options. The Tender and Support Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the date on which the Merger Agreement is validly terminated.

The foregoing descriptions of the Merger Agreement and Tender and Support Agreement and the transactions contemplated thereby do not purpose to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and Tender and Support Agreement, which are incorporated herein by reference.

CUSIP No. 683450100

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Each of the Reporting Persons may be deemed to beneficially own 53,136,263 Shares (assuming (i) 47,270,830 Shares issuable upon the exercise of the convertible notes identified in Schedule A to the Tender and Support Agreement (assuming such convertible notes are converted into Shares as of July 29, 2013) and (ii) no outstanding Op-Tech Options are exercised (since all outstanding Op-Tech Options have a per Share exercise price that exceeds the Offer Price) and the Tender and Support Agreement provides that the Tendering Stockholders will not exercise such options), and (iii) the Op-Tech Warrants to acquire 480,000 Shares have not been exercised pursuant to the terms of the Tender and Support Agreement, each as based on the representations of the Tendering Stockholders).  Pursuant to the Tender and Support Agreement, the Tendering Stockholders have agreed to tender the Tendered Shares in the Offer and have granted to NRC an irrevocable proxy to vote the Tendered Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement.  As a result, each of the Reporting Persons may be deemed to have voting power with respect to the Tendered Shares.

The aggregate number of Shares that may be deemed to be beneficially owned by each of the Reporting Persons constitutes approximately 89.7% of the outstanding Shares on a fully diluted basis (based on representations by Op-Tech and each of the Tendering Stockholders that as of June 19, 2013 there were (i) 11,940,373 Shares outstanding and (ii) convertible notes that are convertible into approximately 47,270,830 Shares (assuming such notes are converted into Shares as of July 29, 2013)).

Each of the Reporting Persons disclaims beneficial ownership of the Tendered Shares under the Tender and Support Agreement.

(c)  Other than as set forth in this Item 5, there have been no transactions in the Shares of Common Stock effected during the past 60 days by either of the Reporting Persons, nor to the knowledge of either of the Reporting Persons, as of the date hereof, by any person listed on Schedule A hereto.

(d)  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Op-Tech reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement and the Exhibits to this Statement are hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1

Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and NRC Merger Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013).

Exhibit 99.2

Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, NRC Merger Sub, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard

CUSIP No. 683450100

Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013).

Exhibit 99.3

Joint Filing Agreement, dated as of June 28, 2013, by and among JFL GP Investors , JFL AIV Investors, JFL-NRC Int. (JA) Holdings, JFL-NRC (JA) Holdings, JFL-NRC Partners, JFL-NRC Holdings, NRC, and NRC Merger Sub.

CUSIP No. 683450100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2013

JFL GP INVESTORS III, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: Managing Member

JFL-AIV INVESTORS III-JA, L.P.
By: JFL GP Investors III, LLC, its General Partner

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: Managing Member

JFL-NRC INT. (JA) HOLDINGS, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Chief Executive Officer

JFL-NRC (JA) HOLDINGS, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Chief Executive Officer

JFL-NRC PARTNERS, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Chief Executive Officer

CUSIP No. 683450100

JFL-NRC HOLDINGS, LLC

By:	/s/ Steven Candito
Name: Steven Candito
Title: President, CEO and Treasurer

NRC US HOLDING COMPANY, LLC

By:	/s/ Steven Candito
Name: Steven Candito
Title: President, CEO and Treasurer

NRC MERGER SUB, INC.

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President

CUSIP No. 683450100

EXHIBIT INDEX

Exhibit 99.1

Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and NRC Merger Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013).

Exhibit 99.2

Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, NRC Merger Sub, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013).

Exhibit 99.3

Joint Filing Agreement, dated as of June 28, 2013, by and among JFL GP Investors , JFL AIV Investors, JFL-NRC Int. (JA) Holdings, JFL-NRC (JA) Holdings, JFL-NRC Partners, JFL-NRC Holdings, NRC, and NRC Merger Sub.

CUSIP No. 683450100

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
JFL GP INVESTORS III, LLC

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of JFL-AIV Investors III-JA, L.P.  Each such person is a citizen of the United States of America and the current business address of each such person is 450 Park Ave., Sixth Floor, New York, NY  10022.

Name	Present Principal Occupation or Employment

John F. Lehman	Managing Member of JFL-AIV Investors III-JA, LLC

Louis N. Mintz	Managing Member of JFL-AIV Investors III-JA, LLC

Stephen L. Brooks	Managing Member of JFL-AIV Investors III-JA, LLC

C. Alexander Harman	Managing Member of JFL-AIV Investors III-JA, LLC

CUSIP No. 683450100

EXECUTIVE OFFICERS AND DIRECTORS
OF
JFL-AIV INVESTORS III-JA, L.P.

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of JFL-AIV Investors III-JA, L.P.  The current business address of such person is 450 Park Ave., Sixth Floor, New York, NY  10022.

Name	Present Principal Occupation or Employment

JFL GP Investors III, LLC	General Partner of JFL-AIV Investors III-JA, L.P.

CUSIP No. 683450100

EXECUTIVE OFFICERS AND DIRECTORS
OF
JFL-NRC INT. (JA) HOLDINGS, LLC

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of JFL-NRC Int. (JA) Holdings, LLC.  Each such person is a citizen of the United States of America and the current business address of each such person is 450 Park Ave., Sixth Floor, New York, NY  10022.

Name	Present Principal Occupation or Employment

JFL GP Investors III, LLC	Chairman of the Board of Managers of JFL-NRC Int. (JA) Holdings, LLC

JFL AIV Investors III-JA, L.P.	Manager of JFL-NRC Int. (JA) Holdings, LLC

JFL AIV Investors III-NJA, L.P.	Manager of JFL-NRC Int. (JA) Holdings, LLC

JFL Parallel Fund III, L.P.	Manager of JFL-NRC Int. (JA) Holdings, LLC

JFL Executive Investors III, L.P.	Manager of JFL-NRC Int. (JA) Holdings, LLC

C. Alexander Harman	President and Chief Executive Officer of JFL-NRC Int. (JA) Holdings, LLC

Glenn M. Shor	Secretary of JFL-NRC Int. (JA) Holdings, LLC

David Rattner	Secretary of JFL-NRC Int. (JA) Holdings, LLC

CUSIP No. 683450100

EXECUTIVE OFFICERS AND DIRECTORS
OF
JFL-NRC (JA) HOLDINGS, LLC

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of JFL-NRC (JA) Holdings, LLC.  Each such person is a citizen of the United States of America and the current business address of each such person is 450 Park Ave., Sixth Floor, New York, NY  10022.

Name	Present Principal Occupation or Employment

C. Alexander Harman	President and Chief Executive Officer of JFL-NRC (JA) Holdings, LLC

Glenn M. Shor	Secretary of JFL-NRC (JA) Holdings, LLC

David Rattner	Secretary of JFL-NRC (JA) Holdings, LLC

CUSIP No. 683450100

EXECUTIVE OFFICERS AND MANAGERS
OF
JFL-NRC PARTNERS, LLC

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of JFL-NRC Partners, LLC.  The current business address of such person is 450 Park Ave., Sixth Floor, New York, NY  10022.

Name	Present Principal Occupation or Employment

JFL-NRC (JA) Holdings, LLC	Managing Member of JFL-NRC Partners, LLC

C. Alexander Harman	President and Chief Executive Officer of JFL-NRC Partners, LLC

Glenn M. Shor	Secretary of JFL-NRC Partners, LLC

David Rattner	Secretary of JFL-NRC Partners, LLC

CUSIP No. 683450100

EXECUTIVE OFFICERS AND MANAGERS
OF
JFL-NRC HOLDINGS, LLC

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of JFL-NRC Holdings, LLC.  Each such person is a citizen of the United States of America.

Name	Business Address	Present Principal Occupation or Employment

C. Alexander Harman	450 Park Avenue, Sixth Floor New York, NY 10022	Manager of JFL-NRC Holdings, LLC

Glenn M. Shor	450 Park Avenue, Sixth Floor New York, NY 10022	Manager and Secretary of JFL-NRC Holdings, LLC

Steven Candito	3500 Sunrise Highway Great River, NY 11739	Manager, President, Chief Executive Officer, and Treasurer of JFL-NRC Holdings, LLC .

David Rattner	450 Park Avenue, Sixth Floor New York, NY 10022	Secretary of JFL-NRC Holdings, LLC

CUSIP No. 683450100

EXECUTIVE OFFICERS AND MANAGERS
OF
NRC US HOLDING COMPANY, LLC

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of NRC US Holding Company, LLC.  Each such person is a citizen of the United States of America.

Name	Business Address	Present Principal Occupation or Employment

C. Alexander Harman	450 Park Avenue, Sixth Floor New York, NY 10022	Manager of NRC US Holding Company, LLC

Glenn M. Shor	450 Park Avenue, Sixth Floor New York, NY 10022	Manager and Secretary of NRC US Holding Company, LLC

Steven Candito	3500 Sunrise Highway Great River, NY 11739	Manager, President, Chief Executive Officer, and Treasurer of NRC US Holding Company, LLC

David Rattner	450 Park Avenue, Sixth Floor New York, NY 10022	Secretary of NRC US Holding Company, LLC

CUSIP No. 683450100

EXECUTIVE OFFICERS AND DIRECTORS
OF
NRC MERGER SUB, INC.

The following table sets forth the name, business address, and present principal occupation or employment of each executive officer and director of NRC Merger Sub, Inc.  Each such person is a citizen of the United States of America and the current business address of each such person is 450 Park Ave., Sixth Floor, New York, NY  10022.

Name	Present Principal Occupation or Employment

C. Alexander Harman	Director and President of NRC Merger Sub, Inc.

Glenn M. Shor	Director and Secretary of NRC Merger Sub, Inc.

David Rattner	Director and Secretary of NRC Merger Sub, Inc.